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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-157688

NORTHSTAR REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 4 DATED MAY 30, 2013
TO THE PROSPECTUS DATED APRIL 16, 2012

        This document supplements, and should be read in conjunction with, our prospectus dated April 16, 2012, Supplement No. 1 dated April 24, 2013, Supplement No. 2 dated May 1, 2013 and Supplement No. 3 dated May 13, 2013. The purpose of this Supplement No. 4 is to disclose:

  •
  the status of our initial public offering; and

  •
  the origination of a senior mortgage loan.

Status of Our Initial Public Offering

        We commenced our initial public offering of $1,100,000,000 in shares of common stock on July 19, 2010, of which $1,000,000,000 in shares could originally be issued pursuant to our primary offering and $100,000,000 in shares could originally be issued pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering. In April 2013, our board of directors authorized the reallocation of shares available to be offered pursuant to our DRP to our primary offering. As of May 24, 2013, 7.8 million shares remain available for sale under our primary offering and 8.3 million shares remain available for sale under our DRP. Our primary offering will terminate on or before July 19, 2013.

        As of May 24, 2013, we raised total gross proceeds of $968.7 million, including capital raised in connection with our merger with NorthStar Income Opportunity REIT I, Inc.

        As of May 24, 2013, we received and accepted subscriptions in our offering for an aggregate of 94.5 million shares, or $940.6 million, including 0.5 million shares or $4.6 million sold to NorthStar Realty Finance Corp., or our sponsor, pursuant to our distribution support agreement.

Origination of a Senior Mortgage Loan

        On May 28, 2013, we, through a subsidiary, directly originated a $26.1 million senior loan, or the senior loan, secured by a high-end 2.3 acre beachfront residential property set in a prime location in Southampton, New York and a development site on which a five-story luxury townhouse will soon be constructed on the Upper East Side of New York City, or collectively, the property.

        The borrower is a developer and designer of luxury residential properties and has a track record of successfully purchasing and selling townhouses. In addition, the borrower owns a private interior design firm whose work has received national awards.

        The senior loan bears interest at a floating rate of 5.5% over the one-month London Interbank Offered Rate, or the LIBOR rate, but at no point shall the LIBOR rate be less than 5.0%, resulting in a minimum interest rate of 10.5% per annum. We earned an upfront fee equal to 1.0% of the senior loan and will earn a fee equal to 1.0% of the outstanding principal amount at the time of repayment.

        The initial term of the senior loan is 36 months, with four, six-month extension options, subject to the satisfaction of certain performance tests and the borrower paying a fee equal to 0.1875% of the amount being extended for each extension option. The senior loan may be prepaid during the first 18 months, provided the borrower pays the remaining interest due on the senior loan. Thereafter, the senior loan may be prepaid in whole or in part without penalty.

        The property's loan-to-value ratio, or LTV ratio, is 55.1%. The LTV ratio is the senior loan amount net of reserves funded and controlled by us over the current appraised value of the property as of April 2013.

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  Filed Pursuant to Rule 424(b)(3) Registration No. 333-157688
NORTHSTAR REAL ESTATE INCOME TRUST, INC. SUPPLEMENT NO. 4 DATED MAY 30, 2013 TO THE PROSPECTUS DATED APRIL 16, 2012
Status of Our Initial Public Offering
Origination of a Senior Mortgage Loan